Exhibit 99.1

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES RECORD FOURTH QUARTER AND 2007 REVENUES

Rehovot, Israel – February 19, 2008 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2007 fourth quarter and full year financial results, including record revenues and positive cash flow from operations.

Highlights

—	Revenues of $58.1 million in 2007, up 20% from 2006.

—	Positive operating cash flow of $4.6 million in 2007.

—	Revenues of $16 million for the fourth quarter of 2007, up 14% from Q4 2006.

—	Q4 2007 non-GAAP net income of $1 million, or 0.05 per diluted share; Q4 2007 GAAP net loss of $0.7 million, or $0.04 per share.

2007 Fourth Quarter Results

Total revenues for the fourth quarter of 2007 were $16 million, an increase of 14% over the fourth quarter of 2006, and an increase of 15% over the third quarter of 2007.

Gross margin for the fourth quarter of 2007 increased to 43%, compared with 41% for the fourth quarter of 2006, and compared with 38% for the third quarter of 2007.

Operating expenses in the fourth quarter of 2007 decreased to $6.3 million, compared with $6.6 million in the fourth quarter of 2006, and $9.2 million in the third quarter of 2007.

During the fourth quarter of 2007, the company recorded a $1.4 million impairment charge, related to short term investments in Auction Rate Securities.

Excluding amortization of acquired intangibles, stock based compensation expenses and other non-cash charges, on a non-GAAP basis, the company reported net income of $1 million, or $0.05 per diluted share, for the fourth quarter of 2007. This compares with a non-GAAP net loss of $0.2 million, or $0.01 per share, in the fourth quarter of 2006, and a non-GAAP net income of $0.8 million, or $0.04 per diluted share, in the third quarter of 2007.

On a GAAP basis, the company reported a $0.7 million net loss for the fourth quarter of 2007, or $0.04 per share, as compared to a net loss of $0.8 million, or $0.05 per share, for the fourth quarter of 2006, and a net loss of $3.7 million, or $0.19 per share, for the third quarter of 2007.

The company generated $4 million in cash flow from operating activities during the fourth quarter of 2007.

2007 Yearly Results

Total revenues for 2007 were $58.1 million, a 20% increase over total revenues of $48.3 million reported for 2006.

Gross margin in 2007 was 43%, similar to the gross margin in 2006.

Operating expenses in 2007 were $28 million, compared with $23.1 million in 2006.

Excluding amortization of acquired intangibles, stock based compensation expenses and other non-cash charges, on a non-GAAP basis, the company reported net income of $3 million for year 2007, or $0.16 per diluted share, compared to a non-GAAP net loss of $1.1 million, or $0.07 per share, in year 2006.

On a GAAP basis, the company reported net loss of $3.9 million in year 2007, or $0.21 per share, compared with a net loss of $1.9 million, or $0.12 per share, in year 2006.

During 2007, the company generated $4.6 million in cash flow from operating activities.

Cash reserves at the end of 2007 were $22.9 million, an increase of $7.7 million compared to the end of 2006 and an increase of $2.4 million compared to the end of the third quarter of 2007.

Management Comments and Outlook for 2008

“We are proud of our performance during 2007,” said Gabi Seligsohn, President and CEO. “Our team continued to execute to our plan, achieving our strategic goals of market share gains and new market penetration. We reported record revenues in Q4 and the year as a whole, and excluding charges, we achieved our goal of profitability for the third consecutive quarter and for the year. In addition, we are generating positive cash flow and are pleased to report higher cash balances at year end.”

“In our last earnings release, we indicated our expectation that overall capital expenditure in the semiconductor industry would be down 10%-15% in 2008,” added Seligsohn. “Although the current quarter remains robust, we are seeing indications that the industry decline might actually be higher, driven primarily by postponements in DRAM investments and overall economic uncertainty. However, the NAND flash space, which has a strong dependency on Nova’s integrated metrology products, is expected to grow this year. In addition, our successful penetration into the foundry space with stand alone metrology will somewhat offset the weakness in overall capital expenditure.”

“In Summary”, concluded Seligsohn, “we expect industry wide capital expenditure to be down, however, and as mentioned above, we are targeting further growth in revenues and profitability in 2008".

The Company will host a conference call today, February 19, 2008, at 10:00am EST. To participate, please dial in the US: 1 888 407 2553; U.K.: 0 800 917 5108; or internationally: +972 3 918 0609. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for inventory write-off, stock-based compensation and impairment charges and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,	As of December 31,
	2007	2006

CURRENT ASSETS
Cash and cash equivalents	15,324	4,176
Short-term interest-bearing bank deposits	--	466
Short-term investments	--	2,400
Held to maturity securities	2,251	3,265
Trade accounts receivable	9,146	10,252
Inventories	8,524	8,968
Other current assets	1,703	1,917

	36,948	31,444

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,245	3,172
Long-term investments	1,562	--
Held to maturity securities	1,489	1,704
Other Long-term assets	169	222
Severance pay funds	2,488	2,249

	7,953	7,347

FIXED ASSETS, NET	3,484	2,601

INTANGIBLE ASSETS, NET	--	3,027

Total assets	48,385	44,419

CURRENT LIABILITIES
Trade accounts payable	7,482	6,424
Deferred income	1,496	3,048
Other current liabilities	7,310	6,099

	16,288	15,571

LONG-TERM LIABILITIES
Liability for employee severance pay	3,561	3,224
Deferred income	901	979
Other long-term liability	51	70

	4,513	4,273

SHAREHOLDERS' EQUITY	27,584	24,575

Total liabilities and shareholders' equity	48,385	44,419

NOVA MEASURING INSTRUMENTS LTD.
YEARLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended
	2007	2006	2005

REVENUES
Product sales	45,604	38,258	21,985
Services	11,707	10,034	8,157
IP Licensing	766	--	--

	58,077	48,292	30,142

COST OF REVENUES
Product sales	22,251	18,728	11,413
Inventory write-off related to Hypernex assets and
liabilities acquisition	303	--	--
Services	10,697	9,015	7,893

	33,251	27,743	19,306

GROSS PROFIT	24,826	20,549	10,836

OPERATING EXPENSES
Research & Development expenses, net	9,143	9,166	9,301
Sales & Marketing expenses	10,175	8,754	6,950
General & Administration expenses	4,830	5,136	3,626
Impairment loss on intangibles and equipment related
to Hypernex assets and liabilities acquisition	3,831	--	--

	27,979	23,056	19,877

OPERATING LOSS	(3,153)	(2,507)	(9,041)

Interest income, net	602	573	627
Impairment of short-term investments	(1,366)	--	--

NET LOSS FOR THE YEAR	(3,917)	(1,934)	(8,414)

Loss per share	(0.21)	(0.12)	(0.55)

Shares used for calculation of loss per share	18,606	15,976	15,394

NOVA MEASURING INSTRUMENTS LTD.
YEARLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended
	2007	2006	2005

CASH FLOW - OPERATING ACTIVITIES

Net loss for the year	(3,917)	(1,934)	(8,414)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	1,743	1,413	894
Impairment of intangibles and fixed assets	3,918	--	--
Amortization of deferred stock-based compensation	1,052	662	28
Increase (decrease) in liability for employee
termination benefits, net	219	254	(66)
Impairment of short-term investments	1,366	--	--

Net recognized losses (gains) on investments	6	(226)	(380)
Decrease (increase) in trade accounts receivables	1,106	(3,411)	9
Increase in inventories	(1,890)	(786)	(252)
Decrease (increase) in other current and long term
assets	529	(736)	148
Increase in trade accounts payables and other long term
liabilities	1,058	137	904
Increase in other current liabilities	1,014	(1,089)	2,315
Decrease in short and long term deferred income	(1,630)	604	(2,567)

Net cash from (used in) operating activities	4,574	(5,112)	(7,381)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease in short-term interest-bearing bank deposits	466	567	931
Acquisition of Assets and liabilities	--	(1,577)	--
Decrease (increase) in short-term investments	(528)	1,100	(3,500)
Investment in short term held to maturity securities	(491)	(664)	--
Proceeds from held to maturity securities	3,205	5,261	5,612
Investment in long term held to maturity securities	(1,491)	--	--
Decrease (Increase) in long-term interest-bearing bank
deposits	927	(25)	(1,050)
Additions to fixed assets	(1,183)	(1,233)	(1,282)

Net cash from investment activities	905	3,429	711

CASH FLOW - FINANCING ACTIVITIES

Shares issued in private placement	4,982	--	--
Shares issued under employee share-based plans	687	83	275

Net cash from financing activities	5,669	83	275

Increase (decrease) in cash and cash equivalents	11,148	(1,600)	(6,395)
Cash and cash equivalents - beginning of period	4,176	5,776	12,171

Cash and cash equivalents - end of period	15,324	4,176	5,776

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	December 31,	September 30,
	2007	2006	2007

REVENUES
Product sales	12,831	11,463	10,202
Services	3,177	2,603	2,924
IP Licensing	--	--	766

	16,008	14,066	13,892

COST OF REVENUES
Product sales	6,341	5,562	5,558
Inventory write-off related to Hypernex assets and
liabilities acquisition	--	--	303
Services	2,751	2,751	2,695

	9,092	8,313	8,556

GROSS PROFIT	6,916	5,753	5,336

OPERATING EXPENSES
Research & Development expenses, net	2,410	2,587	2,197
Sales & Marketing expenses	2,896	2,747	2,553
General & Administration expenses	944	1,283	615
Impairment loss on intangibles and equipment related
to Hypernex assets and liabilities acquisition	--	--	3,831

	6,250	6,617	9,196

OPERATING INCOME (LOSS)	666	(864)	(3,860)

Interest income, net	23	104	190
Impairment of short-term investments	(1,366)	--	--

NET LOSS FOR THE PERIOD	(677)	(760)	(3,670)

Loss per share	(0.04)	(0.05)	(0.19)

Shares used for calculation of loss per share	19,256	16,771	19,026

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	December 31,	December 31,	September 30,
	2007	2006	2007

CASH FLOW - OPERATING ACTIVITIES

Net loss for the period	(677)	(760)	(3,670)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	367	402	484
Impairment if intangibles and fixed assets	--	--	3,918
Amortization of deferred stock-based compensation	283	451	246
Increase in liability for employee termination
benefits, net	116	86	32
Impairment of short-term investments	1,366	--	--

Net recognized losses (gains) on investments	10	(5)	(9)
Decrease (increase) in trade accounts receivables	1,109	(1,347)	(1,526)
Decrease (increase) in inventories	(1,947)	161	855
Decrease (increase) in other current and long term
assets	80	(479)	378
Decrease (increase) in trade accounts payables and
other long term liabilities	2,165	(175)	223
Increase in current liabilities	1,099	1,995	4,664
Increase (decrease) in short and long term deferred
income	46	(754)	(4,997)

Net cash from (used in) operating activities	4,017	(425)	598

CASH FLOW - INVESTMENT ACTIVITIES

Decrease in short-term interest-bearing bank deposits	--	412	117
Decrease (increase) in short-term investments	--	(2,400)	4,249
Proceeds from held to maturity securities	900	1,739	--
Investment in long-term interest-bearing bank deposits	(44)	(401)	(34)
Additions to fixed assets	(364)	(496)	(569)

Net cash from (used in) investment activities	492	(1,146)	3,763

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	111	45	89

Net cash from (used in) financing activities	111	45	89

Increase (decrease) in cash and cash equivalents	4,620	(1,526)	4,450
Cash and cash equivalents - beginning of period	10,704	5,702	6,254

Cash and cash equivalents - end of period	15,324	4,176	10,704

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP YEARLY NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Year ended
	2007	2006	2005

GAAP Net loss for the year	(3,917)	(1,934)	(8,414)

Non-GAAP Adjustments:
Stock based compensation expenses	1,052	662	--
Amortization of intangible assets	326	173	--
Inventory write-off related to Hypernex assets and
liabilities acquisition	303	--	--
Impairment loss on intangibles and equipment related
to Hypernex assets and liabilities acquisition	3,831	--	--
Impairment of short-term investments	1,366	--	--

Non-GAAP Net income (loss) for the year	2,961	(1,099)	(8,414)

Non-GAAP net income (loss) per share:
Basic	0.16	(0.07)	(0.55)

Diluted	0.16

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	18,606	15,976	15,394

Diluted	18,966

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP QUARTERLY NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	December 31,	September 30,
	2007	2006	2007

GAAP Net loss for the quarter	(677)	(760)	(3,670)

Non-GAAP Adjustments:
Stock based compensation expenses	282	450	246
Amortization of intangible assets	--	109	110
Inventory write-off related to Hypernex assets and
liabilities acquisition	--	--	303
Impairment loss on intangibles and equipment related
to Hypernex assets and liabilities acquisition	--	--	3,831
Impairment of short-term investments	1,366	--	--

Non-GAAP Net income (loss) for the quarter	971	(201)	820

Non-GAAP net income (loss) per share:
Basic	0.05	(0.01)	0.04

Diluted	0.05		0.04

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,256	16,771	19,026

Diluted	19,572		19,632